ZURICH
FINANCIAL SERVICES

PROC
NOV 0 1 2004
THO
FINA

SC

04045711

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference	File No. 82-5089
Our reference	AC/eh
Date	10/21/2004

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services appoints Dieter Wemmer and Geoff Riddell to Group Executive Committee and Dieter Wemmer to head Europe General Insurance" dated October 20, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

p.p. E. Hellsh

Andres Christen

SEC MAIL PROCESSING
RECEIVED
OCT 2 2 2004
WASH, D.C. 202 SECTION

Enclosure

dw 10/25

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services appoints Dieter Wemmer and Geoff Riddell to Group Executive Committee and Dieter Wemmer to head Europe General Insurance

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, October 20, 2004 – Zurich Financial Services Group (Zurich) announced the appointment of Geoff Riddell (48) and Dieter Wemmer (47) to the Group Executive Committee effective immediately. Geoff Riddell will continue to serve as Chief Executive Officer (CEO) of Zurich's Global Corporate Business, the position he has held since April 2. Dieter Wemmer has also been appointed CEO of Europe General Insurance, succeeding Axel Lehmann who was appointed CEO of Zurich North America Commercial earlier this year. Europe General Insurance includes the United Kingdom, Germany, Italy, Spain and Switzerland as well as Austria, Ireland and Portugal. The country heads in these markets will report to Dieter Wemmer.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said: "These appointments are aligned with the organizational structure announced in April. I expect Geoff Riddell, as the leader of our Global Corporate Business, to capitalize on our position as a leading player in the market for large corporate customers. He will leverage our unique global servicing network reaching customers in more than 120 countries. Dieter Wemmer is responsible for our General Insurance activities in Europe, where we expect to achieve profitable growth through our strong distribution channels. He is also charged with completing the integration of our European units and delivering on a number of projects to improve operational excellence."

ZURICH
FINANCIAL SERVICES

Geoff Riddell joined Zurich in 2000, initially as Managing Director of Zurich Commercial in the UK. In 2002, he was appointed CEO of General Insurance in the UK, Ireland and Southern Africa.

Dieter Wemmer joined Zurich in Cologne in 1986. In 1996 he was seconded to the Corporate Center in Zurich where he held various senior executive positions in finance, controlling and mergers and acquisitions. In May 2003 he was appointed to Chief Operating Officer of Europe General Insurance.

Note to editors:

Zurich's Group Executive Committee (GEC) is the core management team headed by the Group's CEO. It includes the Chief Operating Officer, the Group Finance Director, the Head of Global General Insurance, the CEO of the Global Life Insurance Business, the Chief Investment Officer, as well as the Chief Executive Officers of Global Corporate, North America Commercial, Farmers Management Services and Europe General Insurance.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:

Zurich Financial Services, Media and Public Relations

8022 Zurich, Switzerland

Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41

http://www.zurich.com

SWX Swiss Exchange/virt-x: ZURN